EXHIBIT 3.66
ARTICLES OF ASSOCIATION
of
SIG Combibloc GmbH & Co KG
concluded between
SIG Combibloc GmbH
Industriestraße 3
5760 Saalfelden am Stein. Meer
(referred to as “General Partner”)
and
SIG Austria Holding GmbH
Industriestraße 3
5760 Saalfelden
(Referred to as “Limited Partner”)
as follows:
Preliminary Note
SIG Austria Holding GmbH with its corporate seat in Saalfelden am Stein. Meer (FN 236071 p, Commercial Register of the Regional Court Salzburg), and SIG Combibloc GmbH with its corporate seat in Saalfelden am Stein. Meer (FN 237985 d), as sole shareholders of SIG Combibloc Ges.m.b.H. with its corporate seat in Saalfelden, passed in today’s extraordinary partners’ meeting of this partnership a resolution to establish a limited partnership under the corporate name SIG Combibloc GmbH & Co KG and with its corporate seat in Saalfelden and its business address at Industriestraße 3, 5760 Saalfelden and transfer by way of transformation and with the explicit waiver of liquidation of SIG Combibloc Ges.m.b.H. the entire business of SIG Combibloc Ges.m.b.H as a whole, including all of its rights and obligations, to the newly established partnership SIG Combibloc

GmbH & Co KG as receiving entity pursuant to § 5 and §§ 2 of the Austrian Transformation Act and pursuant to Article II of the Austrian Corporate Restructuring Tax Act, claiming the tax-benefits provided by the Austrian Corporate Restructuring Tax Act, whereas SIG Austria Holding GmbH with its corporate seat in Saalfelden am Stein. Meer and SIG Combibloc GmbH with its corporate seat in Saalfelden am Stein. Meer shall participate in the capital of the newly established SIC Combibloc GmbH & CO KG proportionally to their previous participations.
ARTICLES OF ASSOCIATION
§ 1
Corporate Name and Corporate Seat
1.	The partnership is established and conducted under the corporate name
“SIG Combibloc GmbH & Co KG”.
2.	The partnership has its corporate seat in Saalfelden am Steinernen Meer.
§ 2
Scope of Business of the Partnership
Scope of business of the partnership shall be:
1.	Production and distribution of single-service paper boxes and paper box compounds for food products;

2.	Retail of equipment and machines for the dairy and beverage industry;

3.	Retail of processed paper and industrial adhesives;

4.	The partnership is entitled to establish domestic and foreign branches, to acquire interests in other domestic and foreign companies, to acquire and establish such companies, to cooperate with such companies, as well as to conduct business and conclude contracts beneficial to the business of the partnership.

§ 3
Partnership and its Partnership Interests; Withdrawals
1.	General Partner (personally liable partner) of the partnership is SIG Combibloc GmbH with a partnership interest of 0.016% of the partnership’s assets and liabilities.

Limited Partner is SIG Austria Holding GmbH with a partnership interest of 99.984% of the partnership’s assets and liabilities.

SIG Austria Holding GmbH shall contribute an amount of EUR 4,499,273.27 (Euro four million four hundred ninety nine thousand two hundred seventy three comma twenty seven), which represents the contribution to be registered with the Commercial Register as a liability cap.

The partners shall participate in the assets and liabilities, profits and losses of the partnership in the proportion of their respective partnership interests.

2.	The capital contribution of the Limited Partner shall be booked on a fixed capital account.

Capital contribution of SIG Austria Holding GmbH is fully paid-in by the transfer of assets of the transformed SIG Combibloc Ges.m.b.H into the private limited partnership (see the preliminary note to these Articles of Association).

3.	Each partner shall have its personal account, where disposable portions of the profit, possible management remunerations, reimbursement of expenses and withdrawals shall be booked. The current balance on the personal account is not subject to interest.

4.	Losses shall be booked on a loss account for the purpose of evidence. The Limited Partner shall not be obliged to cover the negative balance on the losses account. Future portions of the profit of the Limited Partner shall be used to cover the losses, unless these portions of the profit must be used for payment of taxes relating to its partnership interest.

5.	Credits of the partners on their respective personal accounts are deemed to be a receivable. The partners shall provide for withdrawals in a resolution (§ 5 para 5 lit. b of these Articles of Association). Each partner may withdraw its credit balance from its personal account up to the amount necessary for payment of taxes related to its partnership interest in the limited partnership (also without a respective resolution).

6.	The annual profit shall be distributed to the partners in the proportion of their partnership interests in the partnership (taking into account any advances). The Limited Partner SIG Austria Holding GmbH shall receive monthly advances on its portion of the profit in the amount of 1/12 of its portion of the profit of the preceding business year. Advances for the following year shall be determined upon approval of the annual profits, whereas credit or debt balances shall be taken into account by the determination of the payments. Details may be determined in a resolution (§5 para 5 lit b of these Articles of Association).

§ 4
Management and Representation
1.	The limited partnership is exclusively managed and represented by SIG Combibloc GmbH. The limited partnership may also be represented by the General Partner acting jointly with an authorized representative or by two authorized representatives acting jointly.

2.	SIG Combibloc GmbH shall be regularly reimbursed by the limited partnership for all expenses related to management, in particular remuneration of the managing directors and members of supervisory board, if any, as well as taxes (inclusive social security) regarding such remuneration and allocations to the social capital.

3.	The General Partner shall receive an adequate reimbursement for the provision of the liability capital.
§ 5
Partners’ Meeting and Resolutions
1.	Resolutions required by law or by these Articles of Association shall be passed in the partners’ meeting.

2.	Provisions applicable to SIG Combibloc GmbH regarding place, convocation, quorum and recording of partners’ meetings, as well as representation of partners shall be applicable mutatis mutandis. If the Austrian Limited Liability Companies Act provides for the certification and authentication by a notary public of partners’ resolutions, these provisions shall not apply to the limited partnership.

3.	Voting rights shall be determined by the proportion of the partnership interests (cf. § 3 para 1 of these Articles of Association).

4.	Resolutions shall be passed by simple majority of the votes casted, unless mandatory legal provisions or the Articles of Association determine otherwise.

5.	The following resolutions require an unanimous resolution of the partners:
a.	Amendments to the Articles of Association, including any changes of the scope of the partnership’s business;

b.	Resolutions regarding the entitlement to withdrawals pursuant to § 3 para 5 of these Articles of Association;

c.	Admission of new partners;

d.	Approval of the transfer or the splitting or the encumbrance of partnership interests pursuant to § 7 of these Articles of Association, as well approval of sub-participations or admission of a silent partner;

e.	Liquidation, transformation into another form of partnership, except for professional limited partnerships and corporations (particularly by contributions);
6.	Increasing the partners’ obligation pursuant to these Articles of Association or decreasing the partners’ rights pursuant to these Articles of Association requires the prior consent of the respective partner.

7.	With the partners’ written approval of the content to a resolution or at least with their consent to pass a resolution in writing, resolutions can also be passed in writing (by means of circulation) pursuant to Article 34 of the Austrian Limited Liability Companies Act per analogiam. When passing resolutions in writing, the relevant majority shall not be calculated on the basis of the valid votes cast, but on the basis of the number of overall votes the partners are entitled to.
§ 6
Business Year and Financial Statements
1.	The business year shall correspond to the calendar year.

2.	The General Partner shall be responsible for the preparation of the annual financial statements of the partnership. The annual financial statements shall be prepared within the period of time applicable for corporations provided for by law or Articles of Association and shall be submitted to the Limited Partner within a one month period from completion of the preparation. The annual financial statements shall be approved by the partners’ meeting by resolution. The partners’ meeting shall take place within the period of time provided for in § 35 para 1 section 1 of the Austrian Limited Liability Companies Act (which shall apply per analogiam).
§ 7
Splitting and Transferring of Partnership Interests
The transfer of parts of partnership interests is permitted. However, the transfer of a partnership interest or a part thereof to persons other than partner is permitted only upon the consent of the partners’ meeting. This provision shall also apply in case of an encumbrance of the partnership interest or the grant of a right of usufruct on a partnership interest.
§ 8
Term of the Partnership
1.	The partnership is established for an indefinite period of time.

2.	Each partner is entitled to terminate its partnership interest within a six-month period prior to the end of a business year by submission of a registered letter to the other partner to the address last provided to the partnership.

3.	If the General Partner or one of its creditors (§ 135 Austrian Commercial Code) exercises its termination right or if the General Partner becomes a subject to insolvency proceedings, it shall cease to be a partner of the partnership as of the day the termination becomes effective or as of the day the insolvency proceedings are initiated. If the Limited Partner or one of its creditors (§ 135 Austrian Commercial Code) exercises its termination right or if the Limited Partner becomes a subject to insolvency proceedings, the other partners may request the transfer of the partnership interest of the respective Limited Partner to them as of the day the termination notice becomes effective or as of the day the insolvency proceedings are initiated. The leaving partner shall transfer its partnership interest for the proportionate book value. If the other partners do not take over the whole partnership interest pursuant to this provision, the Limited Partner shall cease to be a partner of the partnership as of the day of the termination notice becomes effective or as of the day the insolvency proceedings are initiated, provided that the other partners resolve on the continuation of the partnership; the account for settlement shall be calculated on the basis of the book value. If such resolution has not been passed by the other partners or if the partnership interest has not been transferred, the partnership shall cease to exist as of the day the termination notice becomes effective or as of the day the insolvency proceedings are initiated.

4.	If the sole General Partner ceases to be a partner of the partnership for whatever reason, the partnership shall cease to exist, unless another General Partner enters the partnership by resolution (§ 5 para 5 lit c of these Articles of Association).

5.	The leaving partner shall not participate in the profit or the loss of the partnership due as of the date of the exit.

6.	A partner can be excluded from the partnership for cause. In this case, the other partners are entitled to request the assignment of the partnership interest of the respective partner at the proportionate book value to the remaining partners in proportion to their partnership interests.

§ 9
Liquidation
The General Partner shall be responsible for the liquidation.
§ 10
Notifications
All notifications and statements set out in these Articles of Associations or stipulated by law shall be deemed to be made in due time and in due form if they are submitted by registered letter on the last day of the respective notice period to the addresses last provided to the partnership.
§ 11
Supplementary provisions
1.	Unless these Articles of Association determine otherwise, the provisions of the Austrian Commercial Code and 4. Introductory Regulation shall apply accordingly.

2.	In the event that provisions of these Articles of Association are or become null and void, these Articles of Association shall be amended such that the replacing provision(s) conform to the economic reasoning of the null and void provision as far as possible.

3.	Amendments of these Articles of Association shall be made in writing.
Saalfelden, this September 17, 2003

[signatures]	[signature]

SIG Combibloc GmbH	SIG Austria Holding GmbH